Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-140002

February 1, 2007

JA Solar Holdings Co., Ltd., or JA Solar, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents JA Solar has filed with the SEC for more complete information about JA Solar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents JA Solar has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JA Solar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-371-5212 or 1-866-895-5637. You may also access JA Solar’s most recent prospectus dated January 22, 2007 included in Amendment No.1 to the registration statement on Form F-1 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1385598/000119312507009458/df1a.htm

This free writing prospectus amends the risk factor of the registration statement entitled “Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results” with respect to a recently proposed PRC Enterprise Income Tax Law that is expected to be enacted and go into effect on January 1, 2008.

Risk factor as amended:

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises established in the PRC are generally subject to an enterprise income tax rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. Our operating subsidiary, JA China, was established as a foreign-invested enterprise, or an FIE, in the PRC and is thus subject to PRC enterprise income tax of 33.0%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the Income Tax Law and the related implementing rules, foreign-invested enterprises engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC enterprise income taxes starting from the year they become profitable, and a 50% tax reduction for the three years thereafter. As a result, we expect that JA China will be entitled to a two-year enterprise income tax exemption for 2006 and 2007, and will receive a 50% enterprise income tax reduction for 2008, 2009 and 2010, assuming that we will be profitable for each of these years.

In December 2006, the PRC government officially submitted a draft new Enterprise Income Tax Law that would impose a single income tax rate of 25% for most domestic enterprises and FIEs. The draft contemplates various transition periods for existing preferential tax policies. The draft is subject to change and may end up not being enacted by the PRC government. If the proposed Enterprise Income Tax Law is enacted, it is expected to be effective as of January 1, 2008, and could eliminate or significantly shorten the period in which we enjoy our preferential tax treatment.

When our currently available tax benefits expire or otherwise become unavailable as a result of the enactment of the Enterprise Income Tax Law or any other reasons, the effective income tax rate of JA China will increase significantly, and any increase of JA China’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax benefits currently available to us.

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